                               _______________________

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549
                               _______________________

                                    SCHEDULE 13E-4
             Issuer Tender Offer Statement (Pursuant to Section 13(e)(1)
                       of the Securities Exchange Act of 1934)
                               _______________________

                                AFG INVESTMENT TRUST D
                 (Name of Issuer and Name of Person Filing Statement)

                            CLASS A BENEFICIARY INTERESTS
                            (Title of Class of Securities)

                                         NONE
                        (CUSIP Number of Class of Securities)
                        _____________________________________

                                       Copy to:
James A. Coyne                         Thomas F. Gloster III, Esq.
c/o Equis Financial Group Limited      Peabody & Brown
  Partnership                          101 Federal Street
98 North Washington Street             Boston, Massachusetts 02110
Boston, Massachusetts 02114                   (617) 345-1141
     (617) 854-5800
         (Name, Address and Telephone Number of Person Authorized to Receive
           Notices and Communications on Behalf of Person Filing Statement)
                        ______________________________________

                                    August 7, 1997
        (Date Tender Offer First Published, Sent or Given to Securityholders)
                        _____________________________________


                              Calculation of Filing Fee
           ________________________________________________________________
           Transaction                 Amount of
           Valuation*                  Filing Fee
           -----------                 ----------

           $10,105,688                   $2,021
           ________________________________________________________________

    *For purposes of calculating the filing fee only. This amount assumes the purchase of 940,064 Class A Beneficiary Interests (the "Class A Interests") of the Issuer for $10.75 per Class A Interest in cash.


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    / /  Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

    Amount Previously Paid:  N.A.

    Form or Registration Number:  N.A.

    Filing Party:  N.A.

    Date Filed:  N.A.


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Item 1.  Security and Issuer.

         (a) The name of the issuer is AFG Investment Trust D, a Delaware business trust (the "Trust"), which has its principal executive office at 98 North Washington Street, Boston, Massachusetts 02114.

         (b) This Statement relates to the offer by the Trust to purchase up to 940,064 of the outstanding Class A Beneficiary Interests (the "Class A Interests") of the Trust at $10.75 per Class A Interest, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 7, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The number of Class A Interests outstanding is set forth under "INTRODUCTION" of the Offer to Purchase and is incorporated herein by reference. The amount of Class A Interests that may be purchased from any officer or director of AFG ASIT Corporation, a Massachusetts corporation that is the Managing Trustee of the Trust (the "Managing Trustee"), or from any affiliate of the Managing Trustee, is set forth under "INTRODUCTION" of the Offer to Purchase and is incorporated herein by reference.

         (c) The information set forth under "THE TENDER OFFER -- Section 7. Effects of the Offer" and "THE TENDER OFFER -- Section 12. Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (d)  Not applicable.

Item 2.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in "THE TENDER OFFER -- Section 11. Source of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b)  Not applicable.

Item 3.  Purpose of the Tender Offer and Plans or
         Proposals of the Issuer or Affiliate.

         (a)-(j)  The information set forth in "THE TENDER OFFER -- Section
8. Future Plans" and "THE TENDER OFFER -- Section 12. Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

Item 4.  Interest in Securities of the Issuer.

         Neither the Trust nor, to its knowledge, the Managing Trustee, any executive officer or director of the Managing Trustee, any person controlling the Managing Trustee or any associate of any such person has engaged in any transaction involving the Class A Interests during the 40 business days preceding the date hereof.


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Item 5.  Contracts, Arrangements, Understandings or Relationships
         With Respect to the Issuer's Securities.

         None.

Item 6.  Persons Retained, Employed or to be Compensated.

         The information set forth in "THE TENDER OFFER -- Section 15. Certain Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 7.  Financial Information.

         (a) The information set forth in "THE TENDER OFFER -- Section 9. Certain Information Concerning the Trust -- Financial Information" of the Offer to Purchase and the Financial Statements of the Trust set forth at the end of the Offer to Purchase are incorporated herein by reference.

         (b)  Not applicable.

Item 8.  Additional Information.

         (a)  None.

         (b)-(d)   The information set forth in "THE TENDER OFFER -- Section
14. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (e)  None.

Item 9.  Material to be Filed as Exhibits.

         (a)(1)    Offer to Purchase dated August 7, 1997.
         (a)(2)    Letter of Transmittal.
         (a)(3) Cover Letter dated August 7, 1997, from the Trust to Beneficiaries.
         (b)       Not applicable.
         (c)       None.
         (d)       None.
         (e)-(f)   Not applicable.


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                                      SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 7, 1997

                                       AFG INVESTMENT TRUST D
                                       By:     AFG ASIT Corporation,
                                               its Managing Trustee



                                       By:     ______________________________
                                       Name:   James A. Coyne
                                       Title:  Vice President


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                                    EXHIBIT INDEX

Exhibit                                                        Sequentially
  No.                           Description                    Numbered Page
-------                         -----------                    -------------

(a)(1)        Offer to Purchase dated August 7, 1997.

(a)(2)        Letter of Transmittal.

(a)(3)        Cover Letter dated August 7, 1997,
              from the Trust to Beneficiaries.

(b)           Not applicable.

(c)           None.

(d)           None.

(e)-(f)       Not applicable.


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